# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Rule G Brewing Company LLC
## Income Statement - unaudited
## For the periods ended 12/31/2022

| | Current Period 1/1/2021 to 12/31/2021 | | Current Period 1/1/2021 to 12/31/2022 | |
|---|---|---|---|---|
| **REVENUES** | | | | |
| Sales | $ | - | $ | - |
| Other Revenue | | - | | - |
| **TOTAL REVENUES** | | **-** | | **-** |
| | | | | |
| **COST OF GOODS SOLD** | | | | |
| Cost of Sales | | - | | - |
| Supplies | | - | | - |
| Other Direct Costs | | - | | - |
| **TOTAL COST OF GOODS SOLD** | | - | | - |
| | | | | |
| **GROSS PROFIT (LOSS)** | | - | | - |
| | | | | |
| **OPERATING EXPENSES** | | | | |
| Advertising and Promotion | | - | | - |
| Bank Service Charges | | - | | - |
| Business Licenses and Permits | | - | | - |
| Computer and Internet | | - | | - |
| Depreciation | | - | | - |
| Dues and Subscriptions | | - | | - |
| Insurance | | - | | - |
| Meals and Entertainment | | - | | - |
| Miscellaneous Expense | | - | | - |
| Office Supplies | | - | | - |
| Payroll Processing | | - | | - |
| Professional Services - Legal, Accounting | | - | | - |
| Occupancy | | - | | - |
| Rental Payments | | - | | - |
| Salaries | | - | | - |
| Payroll Taxes and Benefits | | - | | - |
| Travel | | - | | - |
| Utilities | | - | | - |
| Website Development | | - | | - |
| **TOTAL OPERATING EXPENSES** | | - | | - |

| | | |
|---|---|---|
| **OPERATING PROFIT (LOSS)** | - | - |
| | | |
| **INTEREST (INCOME), EXPENSE & TAXES** | | |
| Interest (Income) | - | - |
| Interest Expense | - | - |
| Income Tax Expense | - | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - | - |
| | | |
| **NET INCOME (LOSS)** | $ - | $ - |

# Rule G Brewing Company
## Balance Sheet - unaudited
## For the period ended February 28, 2021

|  | Current Period |
|  | **31-Dec-21** |
|---|---|
| **ASSETS** | |
| **Current Assets:** | |
| Cash | $ - |
| Petty Cash | - |
| Accounts Receivables | - |
| Inventory | - |
| Prepaid Expenses | - |
| Employee Advances | - |
| Temporary Investments | - |
| **Total Current Assets** | - |
| | |
| **Fixed Assets:** | |
| Land | - |
| Buildings | - |
| Furniture and Equipment | - |
| Computer Equipment | - |
| Vehicles | - |
| Less: Accumulated Depreciation | - |
| **Total Fixed Assets** | - |
| | |
| **Other Assets:** | |
| Trademarks | - |
| Patents | - |
| Security Deposits | - |
| Other Assets | - |
| **Total Other Assets** | - |
| | |
| **TOTAL ASSETS** | $ - |
| | |
| **LIABILITIES** | |
| **Current Liabilities:** | |
| Accounts Payable | $ - |
| Business Credit Cards | - |
| Sales Tax Payable | - |
| Payroll Liabilities | - |
| Other Liabilities | - |

| | | |
|---|---|---|
| Current Portion of Long-Term Debt | | - |
| **Total Current Liabilities** | | - |
| | | |
| **Long-Term Liabilities:** | | |
| Notes Payable | | - |
| Mortgage Payable | | - |
| Less: Current portion of Long-term debt | | - |
| **Total Long-Term Liabilities** | | - |
| | | |
| **EQUITY** | | |
| Capital Stock/Partner's Equity | | - |
| Opening Retained Earnings | | - |
| Dividends Paid/Owner's Draw | | - |
| Net Income (Loss) | | - |
| **Total Equity** | | - |
| | | |
| **TOTAL LIABILITIES & EQUITY** | $ | - |
| | | |
| Balance Sheet Check | | - |

# Rule G Brewing Company LLC
## Income Statement - unaudited
## For the periods ended 12/31/2022

|  | Current Period | Current Period |
|---|---|---|
|  | 1/1/2021 to 12/31/2021 | 1/1/2021 to 12/31/2022 |
| **REVENUES** |  |  |
| Sales | $ - | $ - |
| Other Revenue | - | - |
| **TOTAL REVENUES** | **-** | **-** |
|  |  |  |
| **COST OF GOODS SOLD** |  |  |
| Cost of Sales | - | - |
| Supplies | - | - |
| Other Direct Costs | - | - |
| **TOTAL COST OF GOODS SOLD** | - | - |
|  |  |  |
| **GROSS PROFIT (LOSS)** | - | - |
|  |  |  |
| **OPERATING EXPENSES** |  |  |
| Advertising and Promotion | - | - |
| Bank Service Charges | - | - |
| Business Licenses and Permits | - | - |
| Computer and Internet | - | - |
| Depreciation | - | - |
| Dues and Subscriptions | - | - |
| Insurance | - | - |
| Meals and Entertainment | - | - |
| Miscellaneous Expense | - | - |
| Office Supplies | - | - |
| Payroll Processing | - | - |
| Professional Services - Legal, Accounting | - | - |
| Occupancy | - | - |
| Rental Payments | - | - |
| Salaries | - | - |
| Payroll Taxes and Benefits | - | - |
| Travel | - | - |
| Utilities | - | - |
| Website Development | - | - |
| **TOTAL OPERATING EXPENSES** | **-** | **-** |

| | | |
|---|---|---|
| **OPERATING PROFIT (LOSS)** | - | - |
| | | |
| **INTEREST (INCOME), EXPENSE & TAXES** | | |
| Interest (Income) | - | - |
| Interest Expense | - | - |
| Income Tax Expense | - | - |
| **TOTAL INTEREST (INCOME), EXPENSE & TAXES** | - | - |
| | | |
| **NET INCOME (LOSS)** | $ - | $ - |

| Rule G Brewing Company | | Balance Sheet |
|---|---|---|

**Assets**

| | | |
|---|---|---|
| Cash Rule G Checking Account | | 1,000.00 |
| Citi Card Available Credit | | 4,275.00 |
| Truist Bright Card Available Credit | | 10,000.00 |
| LLC Filing Fee Paid | | 130.00 |
| Fictitious Name Fee Paid | | 50.00 |
| Inventories | - | 35,000.00 |
| Brewing Equipment Paid Finance | - | 72,500.00 |
| Seek Capital Fees Paid | | 4,136.95 |
| Legal Fees Paid | | 4,604.90 |
| Pre-paid Rent | - | 11,179.99 |
| Pre-paid Insurance | - | 1,446.34 |
| Payments to Barlas Law | | 5,546.00 |
| Architects Fees Paid | | 245,718.40 |
| Walk in Cooler and Tap System | | 17,730.31 |
| Coconut Creek Permits Paid | | 19,528.03 |
| Touch Bistro Services Paid | | 3,942.07 |

| | | |
|---|---|---|
| Property and equipment | - | - |
| Leasehold improvements | - | - |
| Equity and other investments | - | - |
| Less accumulated depreciation | - | - |

| | | |
|---|---|---|
| Goodwill | - | - |

| **Total assets** | **-** | **436,787.99** |
|---|---|---|

**Liabilities and owner's equity**

| Current liabilities: | Previous Year | Current Year |
|---|---|---|
| Accounts payable: See Below | - | - |
| Ralph E. Rapa Contribution | | 62,500.00 |
| BHG Card for Walk in Cooler and Tap System | | 11,845.00 |
| BHG Loan (Build Out) | | 112,639.24 |
| Citi Card for Walk in Cooler and Tap System | | 7,725.00 |
| Truist Bright Card Balance | | 559.53 |
| Remaining Balance of Brewing Equipment | - | 72,500.00 |
| Remaining Balance of Lending Club Loan | - | 30,654.42 |
| Amount owed to Mainvest Investors | - | 76,500.00 |
| Total current liabilities | - | 374,923.19 |

| Long-term liabilities: | Previous Year | Current Year |
|---|---|---|
| Total long-term liabilities | - | - |

| Owner's equity: | Previous Year | Current Year |
|---|---|---|
| Owner's equity | - | 61,864.80 |
| Accumulated retained earnings | - | - |
| Total owner's equity | - | 61,864.80 |

| **Total liabilities and owner's equity** | **-** | **436,787.99** |
|---|---|---|

| **Balance** | **-** | **(0.00)** |
|---|---|---|

I, Ralph E. Rapa, certify that:

1. The financial statements of Rule G Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of Rule G Brewing Company included in this Form reflects accurately the information reported on the tax return for Rule G Brewing Company for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature     _Ralph E. Rapa_

Name:     Ralph E. Rapa

Title:     President